

April 1, 2013

Via E-mail
Marianne Lake
Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

> **Re:** **JPMorgan Chase & Co.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 22, 2013**
> **File No. 001-05805**

Dear Ms. Lake:

We have limited our review of your filing to those issues we have addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16

Long-standing recovery provisions, page 27

1. Please refer to comment 8 of our prior letter to you dated July 25, 2012. Please explain why you have not included the disclosure proposed in your response letter dated August 8, 2012, or amend your proxy statement to include the substance of such disclosure.

Protection-based vesting, page 27

2. We note that in 2012 you added protection-based vesting provisions that may result in the cancellation of awards in the event of certain conditions, including because a "Line of

Business Financial Threshold" was not met. To the extent that a named executive officer exercises direct or indirect responsibility for a line of business subject to such thresholds, please provide quantitative disclosure of the threshold amounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director